Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2010	2009
	(in thousands, except for ratios)

Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$36,423	$62,182
Fixed charges (net of interest capitalized)	6,267	9,448
Distribution of earnings from unconsolidated affiliates	—	—

Total Earnings	$42,690	$71,630

Fixed Charges and Preference Dividends
Interest expense	$5,126	$8,155
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	325	489
Interest component of rent expense	816	804

Total Fixed Charges	6,267	9,448

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711

Total Fixed Charges and Preference Dividends	$11,978	$15,159

Ratio of Earnings to Fixed Charges	6.81	7.58

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.56	4.73